                                  EXHIBIT 99.1

RISK FACTORS

  RISKS ASSOCIATED WITH OUR BUSINESS

     The following risk factors could have a material adverse effect on ACL's business, financial condition and results of operations.

BANKRUPTCY-SPECIFIC RISKS

  UNCERTAINTIES RELATING TO BANKRUPTCY PROCEEDINGS

     ACL's (references to ACL herein includes reference to ACL and the other Debtors) future results are dependent upon successfully obtaining approval, confirmation and implementation of a plan or plans of reorganization. ACL has not yet submitted such plan or plans to the Bankruptcy Court for approval and cannot make any assurance that it will be able to submit and obtain confirmation of any such plan or plans in a timely manner. Failure to confirm a plan or plans in a timely manner could adversely affect ACL's operating results, as ACL's ability to obtain financing to fund its operations and its relations with its customers may be harmed by protracted bankruptcy proceedings. Moreover, even following confirmation, consummation and implementation of a plan or plans of reorganization, ACL's operating results may be harmed by the possible reluctance of prospective lenders and customers to do business with a company that recently emerged from bankruptcy proceedings.

     Currently, it is not possible to predict with certainty the length of time ACL will operate under the protection of Chapter 11, the outcome of the Chapter 11 proceedings in general, or the effect of the proceedings on the business of ACL or on the interests of the various creditors and stakeholders. Under the priority scheme established by the Bankruptcy Code, certain post-petition liabilities and pre-petition liabilities need to be satisfied before equity holders (DHC controls 100% of ACL's equity) can receive any distribution. The ultimate recovery to equity holders, if any, will not be determined until confirmation of a plan or plans of reorganization. There can be no assurance as to what value, if any, will be ascribed to the membership interests of ACL and the other Debtors in the bankruptcy proceedings, and the value of the equity could be substantially diluted or cancelled.

     ACL may, under certain circumstances, file motions with the Bankruptcy Court to assume or reject its executory contracts. An executory contract is one in which the parties have mutual obligations to perform (e.g., contracts of affreightment, charters, equipment leases and real property leases). Unless otherwise agreed, the assumption of a contract will require ACL to cure all prior defaults under the related contract, including all pre-petition liabilities. Unless otherwise agreed, the rejection of a contract is deemed to constitute a breach of the agreement as of the moment immediately preceding the Chapter 11 filing, giving the other party to the contract a right to assert a general unsecured claim for damages arising out of the breach. Additional liabilities subject to the proceedings may arise in the future as a result of the rejection of executory contracts, including leases, and from the determination of the Bankruptcy Court (or agreement by parties in interest) of allowed claims for contingencies and other disputed amounts. Conversely, the assumption of executory contracts and unexpired leases may convert liabilities shown as subject to compromise to post-petition liabilities. Due to the uncertain nature of many of the potential claims, ACL is unable to project the magnitude of such claims with any degree of certainty.

     The potential adverse publicity associated with the Chapter 11 filing and the resulting uncertainty regarding ACL's future prospects may hinder ACL's ongoing business activities and its ability to operate, fund and execute its business plan by (i) impairing relations with existing and potential customers;
(ii) negatively impacting the ability of ACL to attract, retain and compensate key executives and associates and to retain employees generally; (iii) limiting ACL's ability to obtain trade credit; (iv) and impairing present and future relationships with vendors and service providers.

     ACL has incurred and will continue to incur significant costs associated with the reorganization. The amount of these costs, which are being expensed as incurred, are expected to have a significant adverse affect on the results of operations and cash flows.

     The unsecured creditors committee appointed in the bankruptcy proceedings has the right to be heard on all matters that come before the Bankruptcy Court. There can be no assurance that the unsecured creditors committee will support ACL's positions in the bankruptcy proceeding or the plan(s) of reorganization once proposed, and disagreements between ACL and the committee could protract the bankruptcy proceedings, could negatively impact ACL's ability to operate during bankruptcy and could delay ACL's emergence from bankruptcy.

     Certain additional risk factors associated with the reorganization include, but are not limited to, the following: potential adverse developments with respect to ACL's liquidity, results of operations or ability to continue as a going concern; Bankruptcy Court approval of the motions filed by ACL from time to time; the availability of exit financing to facilitate emergence from Chapter 11 pursuant to a plan of reorganization; risks associated with third parties seeking and obtaining court approval (i) to terminate or shorten the exclusivity period for ACL to propose and confirm one or more plans of reorganization, (ii) for the appointment of a Chapter 11 trustee or (iii) to convert ACL's cases to Chapter 7 cases for the liquidation of its businesses; and the ability of ACL to execute on its business plans.

  POTENTIAL SALE OF ASSETS

     In connection with the development of alternative plans of reorganization, ACL will evaluate any and all proposals to maximize the value of all ACL's stakeholders, including the sale of certain of its remaining business lines. There can be no assurance that ACL will be able to consummate such asset sales or that any asset sales will be at or greater than the current net book value of such assets.

  ACL'S LIQUIDITY IS DEPENDENT ON A NUMBER OF FACTORS

     ACL's liquidity generally depends on cash provided by operating activities and access to the DIP Credit Facility. The ability of ACL to continue as a going concern (including its ability to meet post-petition obligations) and the continued appropriateness of using the going concern basis for its financial statements are dependent upon, among other things, (i) ACL's ability to comply with the covenants of the DIP Credit Facility, (ii) the ability of ACL to maintain adequate cash on hand, (iii) the ability of ACL to continue to generate cash from operations, (iv) confirmation of a plan of reorganization under the Bankruptcy Code and the terms of such plan, (v) ability of ACL to attract, retain and compensate key executives and associates and to retain employees generally and (vi) ACL's ability to achieve profitability following such confirmation.

COMPANY-SPECIFIC RISKS

  RISKS OF ADVERSE WEATHER AND RIVER CONDITIONS

     ACL's barging operations are affected by weather and river conditions. Varying weather patterns can affect river levels and cause ice in Northern United States river areas. For example, the Upper Mississippi River closes annually from approximately mid-December to mid-March and ice conditions can hamper navigation on the upper reaches of the Illinois River during the winter months. In addition, adverse river conditions affect towboat speed, tow size and loading drafts and can delay barge movements. Lock outages due to lock maintenance and/or other interruptions in normal lock operation can also delay barge movements. Jeffboat's waterfront location is subject to occasional flooding. Jeffboat's manufacturing operations that are conducted outdoors are also subject to weather conditions, which may adversely impact production schedules. Terminals may also experience operational interruptions as a result of weather and river conditions. It is likely that ACL's operations will be subject to adverse weather or river conditions in the future and there can be no assurance that such weather or river conditions will not have a material adverse effect on ACL's business, financial condition, results of operations and cash flows.

  EXPOSURE TO GRAIN EXPORTS

     ACL's dry cargo barging business in North America is significantly affected by the level of grain export volume handled through the Gulf of Mexico ports. Grain exports can vary due to, among other things, crop harvest yield levels in the United States and abroad. Overseas grain shortages can increase demand for U.S. grain, while worldwide over-production can decrease the demand for U.S. grain. This variable nature of grain exports can result in temporary barge oversupply which can drive down freight rates. There can be no assurance that historical levels of North American grain export volume will be maintained in the future and, to the extent supply imbalances were to prevail for a significant period of time, they could have a material adverse effect on ACL's business, financial condition, results of operations and cash flows.

  SEASONALITY

     ACL's business is seasonal, and its quarterly revenues and profits historically have been lower during the first and second fiscal quarters of the year (January through June) and higher during the third and fourth fiscal quarters (July through December) due to the North American grain harvest. In addition, working capital requirements fluctuate throughout the year. Adverse market or operating conditions during the last four months of the year could have a greater effect on ACL's business, financial condition, results of operations and cash flows than during other periods.

  VARIABILITY

     Freight transportation rates may fluctuate from season to season and year to year, which could result in varying levels of cash flow. The level of dry and liquid cargoes requiring transportation on the Inland Waterways will vary due to numerous factors, including global economic conditions and business cycles, domestic agricultural production/demand as well as international agricultural production/demand and the value of the U.S. dollar relative to other currencies. In addition, the number of barges and towboats in the overall industry fleet available to transport these cargoes will vary from year to year as older vessels are retired and scrapped and new vessels are constructed and placed into service. The resulting relationship between available cargoes and available vessels will vary with periods of low vessel availability and high cargo demand causing higher freight rates and periods of high vessel availability and low cargo demand causing lower freight rates. Significant periods of high vessel availability and low cargo demand could have a material adverse effect on ACL's business, financial condition, results of operations and cash flows.

     The foregoing factors can also affect market rates. As contracts expire and terms are renegotiated at then current market rates, the level of revenue can vary relative to prior years. This has become more evident as the industry has shifted to shorter term contracts. The impact of these factors could be material and there can be no assurance that the rates at which contracts are renewed will not have a material adverse effect on ACL's business, financial condition, results of operations or cash flows.

  COMPETITION

     The barge business is highly competitive and there are few significant barriers to entry. Certain of ACL's principal competitors have greater financial resources and/or are less leveraged than ACL and may be better able to withstand and respond to adverse market conditions within the barging industry. There can be no assurance that such competition will not have a material adverse effect on ACL's business, financial condition, results of operations or cash flows or that ACL will not encounter increased competition in the future, which also could have a material adverse effect on its business, financial condition, results of operations or cash flows.

  EXPOSURE TO INTERNATIONAL ECONOMIC AND POLITICAL FACTORS

     ACL's operations may be affected by actions of foreign governments and global or regional economic developments. For example, global economic events such as foreign import/export policy or currency fluctuations, could affect the level of imports and exports. Foreign agricultural subsidies can also impact demand for U.S. agricultural exports. In addition, foreign trade agreements and each country's adherence to the terms of such agreements can raise or lower demand for U.S. imports and exports. National and international boycotts and embargoes of other countries' or U.S. imports and/or exports together with the raising or lowering of tariff rates will affect the level of cargoes requiring transportation on the Inland Waterways. Changes in the value of the U.S. dollar relative to other currencies will raise or lower demand for U.S. exports as well as U.S. demand for foreign produced raw materials and finished good imports. Such actions or developments could have a material adverse effect on ACL's business, financial condition, results of operations and cash flows.

  RISK OF PROVIDING SERVICES ABROAD

     Demand for ACL's services may be affected by economic and political conditions in each of the countries in which ACL provides services. ACL's foreign operations are also subject to other risks of doing business abroad, including fluctuations in the value of currencies (which may affect demand for products priced in U.S. dollars as well as local labor and supply costs), import duties, changes to import and export regulations (including quotas), possible restrictions on the repatriation of capital and earnings, labor or civil unrest, long payment cycles, greater difficulty in collecting accounts receivable and the burdens and cost of compliance with a variety of foreign laws, changes in citizenship requirements for purposes of doing business and government expropriation of operations and/or assets. There can be no assurance that foreign governments will not adopt regulations or take other actions that would have a direct or indirect adverse impact on the business or market opportunities of ACL or that the political, cultural or economic climate outside the United States will be favorable to ACL's operations and growth strategy. See Item 7A., "Foreign Currency and Exchange Rate Risks", for a further discussion of ACL's exchange rate risks.

  EXPOSURE TO FUEL PRICES

     Fuel prices are subject to fluctuation as a result of domestic and international events. There can be no assurance that ACL will not experience increased fuel prices in the future, which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

  REPLACEMENT NEEDS

     Barge and towboat replacement represents a significant cost for ACL, and ACL expects to replace approximately 50 barges in 2003 and approximately 200 per year during the next four years. Due to the variable nature of the barging industry and the freight transportation industry in general and the relatively long life of marine equipment, it is difficult for ACL and other barge companies to accurately predict equipment requirements. Accordingly, no assurance can be given that ACL will have sufficient equipment to satisfy market demand or that the industry will not have an oversupply of equipment. An oversupply of equipment could have a material adverse effect on ACL's business, financial condition, results of operations and cash flows.

  COMBINED OPERATIONS

     Pursuant to its strategy to pursue synergistic acquisitions in its core business lines, ACL may expend substantial management time and financial and other resources for the acquisition and integration of other barging operations. These acquisitions may pose risks with respect to operations, customer service and customer acceptance. While ACL's management has successfully combined other barging operations and it believes that it has sufficient financial and management resources to accomplish the rationalization and integration of other barging operations, there can be no assurance that such operations can be integrated successfully or that ACL will not experience difficulties with customers, personnel or others. In addition, although ACL believes that the other barging operations will enhance the competitive position and business prospects of ACL, there can be no assurance that such benefits will be fully realized.

  DEPENDENCE ON KEY PERSONNEL

     ACL is dependent on the continued services of its senior management team. The loss of such key personnel could have a material adverse effect on ACL's business, financial condition, results of operations and cash flows.

  LABOR RELATIONS

     Although ACL believes that its relations with its employees and with the recognized labor unions are generally good, there can be no assurance that ACL will not be subject to work stoppages or other labor disruption and, if such events were to occur, that there would not be a material adverse effect on ACL's business, financial condition, results of operations and cash flows.

  ENVIRONMENTAL, HEALTH AND SAFETY REQUIREMENTS

     ACL's operations are subject to extensive federal, state and local environmental laws and regulations which, among other things, specify requirements for the management of oil, hazardous wastes, and hazardous substances and impose liability for releases of these materials into the environment. A release of oil, hazardous waste, hazardous substances or other pollutants into the environment at or by ACL's properties or vessels, as a result of ACL's current or past operations, or at a facility to which ACL has shipped wastes, or the existence of historical contamination at any of its properties, could result in material liability to ACL. ACL has been identified as a potentially responsible party ("PRP") with respect to the cleanup of certain waste disposal sites.

     Federal, state and local governments could in the future enact laws or regulations concerning environmental matters that affect ACL's operations or facilities, increase its costs of operation, or adversely affect the demand for its services. ACL cannot predict the effect that such future laws or regulations could have on ACL. Nor can ACL predict what environmental conditions may be found to exist at its current or past facilities or at other properties where ACL or its predecessors have arranged for the disposal of wastes and the extent of liability that may result from the discovery of such conditions. It is possible that such future laws or undiscovered conditions could have a material adverse effect on ACL's business, financial condition, results of operations and cash flows.

     ACL's domestic vessel operations are primarily regulated by the U.S. Coast Guard for occupational health and safety standards. ACL's domestic shore operations are subject to the U.S. Occupational Safety and Health Administration regulations. There can be no assurance that claims will not be made against ACL for work related illness or injury, or that the further adoption of occupational health and safety regulations in the

United States or in foreign jurisdictions in which ACL operates will not adversely affect its business, financial condition, results of operations and cash flows.

  Terrorist Attacks, War and the Risk of War

     The impact that terrorist attacks, such as those carried out on September 11, 2001, may have on the marine transportation industry in general, and on ACL in particular, is not known at this time. Such attacks, and the uncertainty surrounding them, may impact ACL's operations in unpredictable ways, including disruptions of rail lines, highways and fuel supplies and the possibility that ACL's facilities and vessels could be direct targets of, or indirect casualties of, an act of terror. In addition, war or risk of war may also have an adverse effect on the economy. A decline in economic activity could adversely affect ACL's revenues or restrict ACL's future growth. Instability in the financial markets as a result of terrorism or war could also affect ACL's ability to raise capital. Such attacks may lead to increased volatility in fuel costs and availability and could affect ACL's results of operations. In addition, the insurance premiums charged for some or all of the coverages ACL currently maintains could increase dramatically, or the coverages could be unavailable in the future. Any such events could have a material adverse effect on ACL's business, financial condition, results of operations and cash flows.

  Small Number of Customers Account for a Substantial Portion of ACL's Revenues

     In 2002, ACL's largest customer, Cargill, Inc., accounted for more than 10% of ACL's revenues, while ACL's 25 largest customers accounted for approximately 54% of ACL's revenues.

  OTHER GOVERNMENT REGULATION

     ACL's barging operations are subject to various laws and regulations, including international treaties, conventions, national, state and local laws and regulations and the laws and regulations of the flag nations of ACL's vessels, all of which are subject to amendment or changes in interpretation. Further, ACL is required by various governmental and quasi-governmental agencies to obtain and/or maintain certain permits, licenses and certificates respecting its operations. ACL's domestic towboats are in certain circumstances subject to a significant federal fuel use tax, which may be increased. Any significant changes in laws or regulations affecting ACL's operations, or in the interpretation thereof, could have a material adverse effect on ACL's business, financial condition, results of operations and cash flows.

RISKS RELATING TO ACL'S DEBT OBLIGATIONS

     ACL incurred significant debt in connection with the Recapitalization and the Danielson Recapitalization. After the recapitalizations, ACL experienced lower than expected revenues and earnings due in part to a deteriorating economy and a general slow down in the barging industry. After failing to complete an out-of-court financial restructuring alternative, ACL was unable to meet its financial obligations as they became due. Consequently, ACL filed a petition with the Bankruptcy Court in order to reorganize its capital and debt structure under Chapter 11 of the Bankruptcy Code. As a result of the Chapter 11 filings, certain events of default under the Senior Credit Facilities, Senior Notes, PIK Notes and Old Senior Notes have occurred. However, under Chapter 11, actions by creditors to collect claims on pre-petition debt are stayed or deferred unless specifically ordered by the Bankruptcy Court. If and when ACL emerges from bankruptcy it is likely that it will continue to be highly leveraged with substantial debt service obligations. ACL's Senior Credit Facilities and other indebtedness could be replaced by new credit facilities with substantial, and possibly more restrictive, covenants. Thus, ACL's leveraged position could have a material adverse effect on ACL's business, financial condition, results of operations and cash flows. For example, ACL's substantial leverage position after bankruptcy could:

     - limit ACL's ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

     - increase ACL's vulnerability to general adverse economic and industry conditions;

     - require ACL to dedicate a substantial portion of its cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures or other general corporate requirements;

     - limit ACL's flexibility in planning for, or reacting to, changes in its business and the industry in which it competes; and

     - place ACL at a competitive disadvantage compared to its less leveraged competitors.